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FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Oxford Immunotec Global PLC

94C Innovation Drive

Milton Park, Abingdon

OX14 4RZ

United Kingdom

Attn: Peter Wrighton-Smith, Ph.D., Chief Executive Officer

November 1, 2013

VIA EDGAR AND HAND DELIVERED

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler/ Johnny Gharib/ Bryan Pitko – Legal
Tabatha Akins/ Lisa Vanjoske – Accounting

Re:	Oxford Immunotec Global PLC
Registration Statement on Form S-1
Filed October 15, 2013 and amended October 25, 2013
File No. 333-191737

Ladies and Gentlemen:

On behalf of Oxford Immunotec Global PLC (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

This filing reflects revisions to the Registration Statement, as filed with the Commission on October 15, 2013 and amended by an exhibits-only filing on October 25, 2013, in response to the comment letter dated October 30, 2013 from the Staff of the Commission, as well as certain other updated information.

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Securities and Exchange Commission	-2 -	November 1, 2013

For your convenience, the Company is supplementally providing to the Staff three (3) typeset copies of the Registration Statement, which have been marked to indicate the changes from the Registration Statement as previously filed with the Commission on October 15, 2013.

For reference purposes, the comments contained in the Staff’s letter dated October 30, 2013 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement as filed today.

The Company respectfully requests confidential treatment for the bracketed and underlined information in this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Peter Wrighton-Smith, Ph.D., Oxford Immunotec Global PLC, 94C Innovation Drive, Milton Park, Abingdon, OX14 4RZ, United Kingdom, before it permits disclosure of such information.

Prospectus Summary

Overview, page 1

1. We note your response to comment 3. We note your disclosure of an estimated global market of 50 million LTBI tests per annum and your statement that over 90% of this market is currently being addressed via use of the TST. Please advise us as to how the Company can achieve the cited $1 billion market opportunity for sales of T-SPOT.TB without replacing TST as the most predominantly-used LTBI test globally. In this regard, we also note your disclosure through the prospectus which expressly indicates that T-SPOT.TB is intended to displace TST.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 1 and throughout to indicate that it believes the annual global market opportunity for its T-SPOT.TB test is well in excess of $1 billion, assuming it can largely displace the skin test in the developed world.

2. We note your response to our prior comment 4 and reissue the comment in part. Please revise your disclosure to define the term “clinical guidelines” at your first reference to “Clinical guidelines for TB screening” on page 1 of the prospectus.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 1 to define “clinical guidelines” as “guidelines issued by governmental agencies or professional societies covering recommended or suggested uses of available diagnostics.”

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Securities and Exchange Commission	-3 -	November 1, 2013

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and significant judgments and estimates

Share-Based Compensation, page 71

3. With respect to your response to our comment 18, please revise your disclosure to separately quantify the amount of expense attributable to options that became fully vested in the fourth quarter of 2011, as well as the amount of increased share-based compensation expenses associated with options granted in 2012. This also applies to your compensation expense associated with the options granted in 2012. This also applies to your comparative discussion of the six months ended June 30, 2013 and 2012. Quantify the number of options grants causing the changes being explained and state the years those options were granted in. Also disclose the vesting period.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the Registration Statement beginning on page 71 to separately quantify the amounts attributable to the major drivers causing the decrease in stock compensation expense from 2011 to 2012 as well as the increase in stock compensation expense from the first nine months of 2012 to the first nine months of 2013.

4. Please refer to your response to comments 17 and 19. Given the growth of your business and transactions that occurred, it is still not clear why the value of the shares remained the same between October 2012 and March 31, 2013. We note the following:

•

Your statement that the estimated fair value of the ordinary shares at June 30, 2012 was primarily supported by the issuance of G preferred ordinary shares which took place on June 15, 2012 in the fist financing round.

•

Your statement that you held $8.1 million in cash received from the investors related to the closing of the final tranche of the G preferred ordinary share financing round at December 31, 2012 and the subsequent completion of the tranche in January 2013 resulting in the issuance of approximately 6.5 million ordinary shares for consideration of $11 million.

•	The approval and subsequent launch of your T-SPOT.TB test in Japan during the fourth quarter of 2012.

•	Total revenues increasing by 65% between December 31, 2011 and December 31, 2012, and approximately 54% of total revenue attributable to sales occurring in the third and fourth quarters of 2012.

•	Your statement on page six of your response letter regarding the acceleration in revenue growth during the first quarter of 2013.

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Securities and Exchange Commission	-4 -	November 1, 2013

Please explain in detail why these events had no impact on the value of the shares issued between October 2012 and March 2013, or revise your valuation of these shares. Please note we may have additional comments once the estimated IPO range is known.

Response to Comment 4:

The Company advises the Staff that the value of the shares remained the same between October 2012 and March 2013 due to the following points:

•

In regards to the first and second bullets noted in your comment above, the series G preferred ordinary shares financing occurred in two tranches, both at the same share price. Investors delivered their funds for the first tranche in June 2012 and for the second tranche at various dates during December 2012 and January 2013. Since the price was the same for each tranche we do not believe that the terms of the series G financing would suggest an increase in the underlying fair value of our ordinary shares during this time period. In addition, the incremental issuance of 6,479,823 preferred shares in the second tranche would, if anything, suppress the value of ordinary shares due to dilution.

•

In regards to the third bullet noted in your comment above, the Company launched the T-SPOT.TB test in Japan during the fourth quarter of 2012. However, we did not realize significant increases in our revenue in Japan until the latter part of Q1 2013. Sales in Asia increased from approximately $100,000 in December 2012 to $1.5 million in March 2013, with sales in March 2013 accounting for over half of total Q1 2013 Asia sales.

•

In regards to the fourth bullet noted in your comment above, the Company notes that second half revenue for 2012 grew approximately 15% from the revenue in the first half of 2012. As a result, we do not believe that this data point was suggestive of the need to obtain an additional valuation during the latter half of 2012.

•

In regards to the fifth bullet noted in your comment above, the Company’s revenue grew approximately 45% in the first quarter of 2013 as compared to the fourth quarter of 2012, with an increase of approximately 115% in the month of March 2013 as compared to December 2012. In March 2013, the Company saw over 75% growth as compared to February 2013. This significant spike in revenue in March 2013 prompted management to seek an updated valuation. Management believes they have applied the appropriate fair value per share to options granted during these periods.

In addition to the points noted above, the Company supplementally advises the Staff that if we had applied the March 31, 2013 value of our shares to all grants occurring between October 2012 and March 2013, the resulting incremental compensation expense incurred would be immaterial to our financial statements. While the Company believes the value of ordinary shares was properly determined for the period between October 2012 and March 2013, we have, for illustrative purposes, calculated the share option expense that would have been incurred had the

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Securities and Exchange Commission	-5 -	November 1, 2013

share option price for the entire six month period been $0.24 per share, and the incremental cost is well below $100,000 per annum.

The Company supplementally advises the Staff that it presently estimates that the price range for this offering will be between $[***] and $[***] (without giving effect to a reverse share split, not expected to exceed seven-to-one, that the Company plans to implement prior to effectiveness of the Registration Statement). In arriving at this estimate, the Company and the underwriters considered several factors, including: the information set forth in the prospectus; the Company’s prospects and the history and prospects for the industry in which the Company competes; the current general condition of the securities markets at the time of this offering; the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

5. With regard to your response to comment 17, when you granted 1,028,876 share options on February 28, 2013 you were required to estimate the fair value of your ordinary shares on that date in order to compute the amount of share-based compensation to recognize. Please help us to understand why it is reasonable that the fair value of your ordinary shares was unchanged at $.12 per share on February 28, 2013 when you determined the fair value of your ordinary shares was $.12 on June 15, 2012 and $.24 on March 31, 2013 absent a discrete event or events that occurred that caused a sudden change in the fair value. Please revise the fair values per shares at each share option grant date or explain further why the fair value of your ordinary shares did not increase as revenues and cash flows steadily increased but rather, for example, increased from $.12 on the grant date of March 25, 2013 to $.24 on the valuation date of march 31, 2013. Provide us monthly or quarterly revenues that support the changes in fair value of your ordinary shares.

Response to Comment 5:

The Company advises the Staff that, as noted in footnote 3 to the table disclosed on page 77 of the Registration Statement, 875,376 of the 1,028,876 share options granted on February 28, 2013 represent the replacement of voluntarily cancelled non-statutory options which were reissued at a higher exercise price in February 2013 (original exercise price of $0.013 per share; new exercise price of $0.12 per share). The Company treated this event as a cancellation and concurrent replacement of options resulting in a modification to the original award (in accordance with ASC 718-20-35-8 and ASC 718-20-35-3), and a comparison of the fair value of the award immediately prior to and immediately following the modification resulted in no incremental expense being recognized. Accordingly, a change in the underlying fair value of the ordinary

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shares would have had no impact on the calculation of any incremental fair value resulting from the modification of the awards. Please see our response to comment 4 above for further explanation of why we believe the fair value of our ordinary shares did not increase prior to March 31, 2013.

6. More fully explain in the disclosure the increase in fair value of your ordinary shares from $.24 at June 29, 2013 to $1.379 at August 5, 2013. Quantify the effect of each factor that caused a change in the fair value. Specify what events occurred between June 29, 2013 and August 5, 2013 and the effect of that event on the fair value.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 79 to include further explanation for the increase in fair value of our ordinary shares from $0.24 at March 31, 2013 to $1.379 at August 19, 2013.

Business

Our license agreements

Isis Innovation Limited (Isis), page 101

7. We note your response to our prior comment 26, 27 and 28 and reissue the comments in part. Please revise your disclosure to provide the aggregate amount paid to date under your agreements with Isis, SSI and Rutgers, as we view such information as material to investors. In addition, with regard to your agreements with Isis and Rutgers, please revise your disclosure to indicate that such agreements are currently terminable at will.

Response to Comment 7:

With respect to the first two sentences of this comment 7, the Company acknowledges the Staff’s comment and advises the Staff that it will respond in a subsequent response letter.

With respect to the final sentence of this comment 7, the Company respectfully notes that it has disclosed the termination provisions of the Isis and Rutgers agreements on pages 101-102 (“The license agreement provides that either party may terminate the agreement for the other party’s uncured material breach, we may terminate by providing a required period of advance written notice and Isis may terminate if we undergo certain events relating to a winding up or similar actions or if we raise certain challenges to the licensed technology, including challenges to the validity or necessity of any licensed patent.”) and 103 (“We may terminate the license by advance written notice. Either party may terminate the license for material uncured breach by the other party. Rutgers may terminate the license if a court or administrative body finds it liable or culpable due to our performance, or the performance of any future sublicensee, unless we agree to indemnify it from damages resulting from the decision. Our license rights terminate automatically if any bankruptcy, insolvency or similar proceedings are instituted by or against us (subject to reinstatement if the matter is removed within a specified time frame).”),

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respectively. Accordingly, the Company respectively submits that it would be inappropriate to indicate that such agreements are currently terminable at will.

Key Supplier Relationships, page 140

8. We note your added disclosure in response to our prior comment 20. We also note that your supply agreement with StemCell Technologies, Inc. has various payment provisions which we deem to be material to investors. Please expand the disclosure in your prospectus to provide the signing fee, aggregate potential milestone payments, aggregate exclusivity payments and potential termination fee that you are required to pay under the agreement.

Response to Comment 8:

The Company acknowledges the Staff’s comment and advises the Staff that it will respond in a subsequent response letter.

9. Please revise your disclosure with respect to your manufacturing agreement with Mabtech to indicate that such agreement is currently terminable at will by either party upon twelve months’ notice.

Response to Comment 9:

The Staff is correct that Section 17 of the 2003 manufacturing agreement with Mabtech allowed either party to terminate upon 12 months’ notice following the third anniversary of the agreement’s effective date. However, the Company respectfully notes that Section 17 was amended by the January 1, 2010 amendment (Exhibit 10.15), and then again by the May 24, 2011 amendment (Exhibit 10.16). Both of these amendments replaced Section 17 with new language that does not include a termination right upon 12 months’ notice. Therefore, the manufacturing agreement, as amended, is not currently terminable at will by either party upon 12 months’ notice, and the Company respectfully submits that no such addition to the current Mabtech disclosure is necessary.

Key Customer Relationships, page 106

10. Please expand your disclosure regarding your agreement with Riken Genesis Co., Ltd. to provide the initiation fee and the flat-rate monthly fee that you are required to pay to Riken, as we deem these types of payments to be material to investors.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 107.

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Securities and Exchange Commission	-8 -	November 1, 2013

Director compensation, page 127

11. We note your response to our prior comment 30. Please confirm that, once entered into, you will file any agreements with directors and any compensatory plans regarding payment of such directors as exhibits to the registration statement pursuant to Items 601(b)(10)(ii)A and (iii) of Regulation S-K.

Response to Comment 11:

The Company acknowledges the Staff’s comment and confirms that it will file any agreements with directors and any compensatory plans regarding payment of such directors as exhibits to the Registration Statement.

Index to financial statements

11. Share option and equity incentive plans, page F-22

12. Please refer to your response to our comment 39. Please provide the names of the companies used in your peer group, and their respective volatilities for each period presented.

Response to Comment 12:

The Company advises the Staff that as of both December 31, 2011 and December 31, 2012, there were seven companies included in our peer group. They were as follows: Myriad Genetics, Inc. (MYGN), Gen-Probe Incorporated (GPRO), Hologic, Inc. (HOLX), Meridian Bioscience, Inc. (VIVO), Bio-Rad Laboratories, Inc. (BIO), ERBA Diagnostics, Inc. (ERB), and Quidel Corporation (QDEL). We have also attached as Annex A the respective volatilities for each period presented.

*            *            *

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7601 or Thomas J. Fraser of our offices at (617) 951-7063.

Very truly yours,

/s/ Michael D. Beauvais

Michael D. Beauvais

cc:	Peter Wrighton-Smith, Ph.D. (Oxford Immunotec Global PLC)
Patricia Randall (Oxford Immunotec Global PLC)
Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)

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Securities and Exchange Commission	-10 -	November 1, 2013

Annex A

KEY
Weighted Average Volatility Calculation For the years ended December 31, 2011 and 2012	A	Volatility was not used in the Average Volatility calculation as it was greater than 100%.
	B	Gen-Probe Inc. merged with Hologic Inc. on 8/1/2012.

Grant Date	Average Volatility	Shares	2011 Weighted Average Volatility	2012 Weighted Average Volatility	Myriad Genetics, Inc. (MYGN)	Gen-Probe Inc. (GPRO)	Hologic, Inc. (HOLX)	Meridian Bioscience Inc. (VIVO)	Bio-Rad Laboratories, Inc. (BIO)	Quidel Corp. (QDEL)	ERBA Diagnostics Inc. (ERB) (Formerly IVAX Diagnostics Inc.)
					Volatility	Volatility	Volatility	Volatility	Volatility	Volatility	Volatility
2/17/2011	40.87%	10,000	1.13%		42%	32%	46%	42%	33%	50%	A
6/8/2011	40.10%	85,000	9.46%		41%	33%	45%	41%	33%	49%	A
7/28/2011	39.82%	152,500	16.85%		41%	33%	44%	41%	33%	48%	A
8/12/2011	39.97%	10,000	1.11%		41%	32%	45%	41%	33%	48%	A
10/20/2011	40.18%	6,000	0.67%		41%	32%	45%	42%	33%	48%	A
12/31/2011	40.12%	97,000	10.79%		41%	32%	44%	41%	33%	48%	A
2/29/2012	39.75%	249,895		2.16%	41%	32%	44%	41%	33%	47%	A
3/8/2012	39.65%	1,297,224		11.18%	41%	32%	44%	41%	34%	47%	A
4/17/2012	39.21%	15,000		0.13%	41%	32%	43%	40%	33%	45%	A
10/24/2012	39.56%	1,000		0.01%	40%	B	42%	39%	33%	44%	A
10/29/2012	39.54%	530,000		4.55%	40%	B	42%	39%	33%	44%	A
11/7/2012	39.55%	2,350,647		20.21%	40%	B	42%	39%	33%	44%	A
11/16/2012	39.47%	26,000		0.22%	40%	B	42%	39%	33%	44%	A
12/7/2012	39.44%	128,000		1.10%	40%	B	42%	38%	33%	44%	A
12/31/2012	39.39%	3,000		0.03%	40%	B	42%	38%	33%	44%	A

			40.01%	39.58%